

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Annexus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Annexus Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; and/or (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

RSM US LLP

Minneapolis, Minnesota
March 21, 2022

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2021 Annexus Securities LLC Exemption Report

Annexus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Annexus Securities, LLC

I, Kenneth Lepore, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Compliance Officer

February 15, 2022

o 480 321 8992
f 480 452 0896

16767 N Perimeter Dr, Suite 320
Scottsdale, AZ 85260

ANNEXUS.COM

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69829

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2021_____ AND ENDING _____12/31/2021_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Annexus Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16767 N. Perimeter Dr., Suite 300
                                       (No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Lepore	(480) 321-8992	KenLepore@annexus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
                                (Name – if individual, state last, first, and middle name)

801 Nicollet Mall, West Tower, Suite 1100 Minneapolis	MN	55402
(Address) (City)	(State)	(Zip Code)

09/24/2003		49
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kenneth Lepore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Annexus Securities, LLC_____, as of _____ __December 31__, __2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ASHLEY MELLOR
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 603375
Expires June 29, 2025

Signature: _____

Title: _____
Chief Compliance Officer



Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ANNEXUS SECURITIES, LLC
SCOTTSDALE, ARIZONA

DECEMBER 31, 2021

ANNEXUS SECURITIES, LLC
SCOTTSDALE, ARIZONA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Annexus Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Annexus Securities, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
March 21, 2022

ANNEXUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	850,262
Commission Receivable		299,894
Prepaid Expenses		35,242
Due From Related Party		255
TOTAL ASSETS		1,185,653

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Related Parties	$	115,422
Accrued Employee Bonus and Payroll	$	108,165
Accrued Expenses	$	34,508
TOTAL LIABILITIES	$	258,095
MEMBER'S EQUITY		927,558
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,185,653

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Commission Revenue	$	2,379,952
TOTAL REVENUES		2,379,952
EXPENSES		
Compensation and Benefits		1,242,116
Management Fees		360,655
Professional and Consulting Fees		95,269
Taxes and Licenses		30,461
IT Software and Miscellaneous		16,203
Trademark Fee		12,000
Occupancy		3,600
Insurance		1,631
TOTAL EXPENSES		1,761,934
NET INCOME	$	618,018

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

BALANCE - JANUARY 1, 2021	$	226,898
Capital Contributions		500,000
Capital Distributions		(417,358)
Net Capital Contributions and Distributions		82,642
Net Income		618,018
BALANCE - DECEMBER 31, 2021	$	927,558

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES	
Net Income	$ 618,018
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)/Decrease in operating assets:	
Commission Receivable	(202,067)
Due from Related Party	(255)
Prepaid Expenses and Other Assets	(3,954)
Increase/(Decrease) in Operating Liabilities:	
Accrued Employee Bonus and Payroll	105,730
Due to Related Parties	17,705
Accrued Expenses	34,508
NET CASH PROVIDED BY OPERATING ACTIVITIES	569,685
FINANCING ACTIVITIES	
Capital Contributions	500,000
Captial Distributions	(417,358)
NET CASH PROVIDED BY FINANCING ACTIVITIES	82,642
NET INCREASE IN CASH	652,327
CASH - beginning of year	197,935
CASH - end of year	$ 850,262

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Annexus Securities, LLC (the "Company") is an Arizona limited liability company, which is wholly owned by Annexus Holding LLLP ("Holdings"), an Arizona limited liability limited partnership.

The Company was formed in 2016 to provide innovative retirement solutions to individuals. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). On August 31, 2020, the Company amended its Membership Agreement to be considered a non-covered firm.

The Company operates as a securities broker-dealer, marketing and wholesaling registered annuities and other investment products to its Independent Distribution Companies. The Company is headquartered in Scottsdale, Arizona.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the brokerage industry. The accompanying financial statements are presented on the accrual basis of accounting, in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable are from commission paid by an unaffiliated broker-dealer for marketing, training and wholesaling of their registered products. Commission receivable over 30

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

days are considered past due and treated as a nonallowable asset for net capital purposes. As of December 31, 2021, there was no allowance for credit losses recorded in the financial statements.

Commission receivable from broker-dealers were $299,894 at December 31, 2021 and recorded as commission receivable on the statement of financial condition. The Company did not have any other significant commission receivable assets or commission payable balances as of December 31, 2021.

Prepaid Expenses

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Revenue Recognition

The Company recognizes revenues pursuant to FASB's Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The Company's performance obligations under its single customer contract include marketing, training, and wholesaling activities related to the sale of registered annuity products. Commission revenues are earned on the basis of and calculated as a percentage of the initial policy premium at issue date. Under ASC 606, the Company views the marketing, training, and wholesaling activities as a single performance obligation and recognizes revenue at policy issue date consistent with the payments received monthly under the contract.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with Annexus Management Company, LLC ("AMC") such that certain general and administrative expenses are allocated to the Company as a management fee primarily based on the proportion of employee headcount and resources utilized. The expense sharing agreement also requires reimbursement for direct costs incurred by AMC on behalf of the Company. All appropriate allocations have been made for the year ended December 31, 2021 and are included in the accompanying financial statements.

Salaries and Benefits

The Company has one full-time employee. Except for securities compensation, salaries and benefits for AMC employees working on Company business are allocated to the Company in accordance with the expense sharing agreement. Securities compensation is a direct expense of the Company but is paid through AMC to securities licensed employees and reimbursed by the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member.

The Company's results of operations for the year ended December 31, 2021, are included in Holdings federal income tax return. For state income tax purposes, the Company's results of operations are included in Holdings state income tax return. The Company does not have a formal tax sharing agreement in place with Holdings for 2021.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. AMC has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements. The Company is subject to federal and state income tax examinations for taxable years 2018 - 2020.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred through the date the Company's financial statements were issued, for possible recognition or disclosure in the financial statements.

The only event noted was the capital distribution to Annexus Holding, LLLP made on January 27, 2022 in the amount of $229,163.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company engages in various marketing and wholesaling activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk from loss of revenue. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company's policy is periodically to review the credit standing of each issuer.

For the year ended December 31, 2021, one customer accounted for 100% of commission revenue. This customer accounted for 100% of commissions receivable as of December 31, 2021.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

During 2021, AMC paid various expenses on behalf of the Company. Expenses with affiliates include salaries, securities compensation, and benefits of $1,242,116 for shared employees, $360,655 of management fees and $3,600 for allocation of rent. The management fees are described in detail in Note 2 under the expense sharing agreement and relate to general and administrative expenses. As of December 31, 2021, net payable to AMC totaled $115,422.

On January 1, 2017, the Company entered into a cancelable trademark license agreement with The Annexus Group, LLC ("Group"), a related party, to use various names and marketing slogans. The agreement originally required the Company to pay a royalty fee of $10,000 per month commencing on February 1, 2017 through January 31, 2018. During 2017, Group waived the licensing fee. Effective January 1, 2018, the agreement was amended for the Company to pay a royalty fee of $1,000 per month. The agreement will automatically renew for nine additional one-year terms. During the year ended December 31, 2021, $12,000 related to licensing fees were and are included in the statement of operations.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

From time to time the Company is involved or may be involved in legal proceedings, regulatory and arbitration proceedings and claims that may arise in the ordinary course of business, the outcome of which is uncertain, management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had regulatory net capital of $892,061, which was $874,855 in excess of its required net capital of $17,206. The Company's percentage of aggregate indebtedness to net capital ratio was 29%.

NOTE 7 - EMPLOYEE BENEFIT PLAN

AMC sponsors a 401(k) plan for the benefit of employees. During the year ended December 31, 2021 $18,039 related to matching contributions to the plan were charged to operations and included in compensation and benefits on the statement of operations.

<u>SUPPLEMENTARY INFORMATION</u>

ANNEXUS SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2021

Net Capital		
Total member's equity from the Statement of Financial Condition	$	927,558
Nonallowable assets from the Statement of Financial Condition		(35,497)
Net Capital	$	892,061
Total aggregate indebtedness	$	258,095
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3 % of aggregate indebtedness or $5,000)	$	17,206
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	17,206
Excess net capital	$	874,855
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$	866,251
Percentage of aggregate indebtedness to net capital		29%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021, filed on March 11, 2022, as amended.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

ANNEXUS SECURITIES, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

ANNEXUS SECURITIES, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2021

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021, filed on March 11, 2021, as amended.)

Net capital, as reported in Company's Part IIA (unaudited Focus report)	$	892,061
Net audit adjustments		-
Net capital per audit	$	892,061

ANNEXUS SECURITIES, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2021

No differences were found.

ANNEXUS SECURITIES, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

DECEMBER 31, 2021

None



**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

Board of Directors and Member
Annexus Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Annexus Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no assessment was due per the Form SIPC-7 and no cash disbursements were recorded.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Minneapolis, Minnesota
March 21, 2022

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended __2021_____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CRD # 285198 SEC # 8-69829

ANNEXUS SECURITIES, LLC
16767 N. PERIMETER DR. STE 320
SCOTTSDALE, AZ 85260-1063

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth Lepore 480-321-8992

2. A. General Assessment (item 2e from page 2) — $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) — (0)

_____ Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 0

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 0

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) — $ 0

H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Annexus Securities, LLC
(Name of Corporation, Partnership or other organization)

Kenneth Lepore
(Authorized Signature)

Dated the __12__ day of __February__, 20 __22__ .

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2021
and ending 12-31-2021

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 2,379,952

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

$2,379,952

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 0

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 0

        Enter the greater of line (i) or (ii)

0

        Total deductions

0

2d. SIPC Net Operating Revenues

$ 0

2e. General Assessment @ .0015

$ 0

(to page 1, line 2.A.)